                                                                       EXHIBIT 4

[LOGO]
[THE CENTRIS GROUP]
                                                                October 18, 1999

To Our Shareholders:

     On behalf of the Board of Directors of The Centris Group, Inc. (the "Company"), I am pleased to inform you that on October 11, 1999 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with HCC Insurance Holdings, Inc. and Merger Sub of Delaware, Inc., a wholly owned subsidiary of HCC Insurance Holdings, Inc. Pursuant to the Merger Agreement, Merger Sub of Delaware, Inc. commenced today a tender offer (the "Offer") to purchase all outstanding shares of the Company's common stock, including associated common stock purchase rights ("Shares"), for $12.50 per Share in cash. Under the Merger Agreement, upon satisfaction of certain conditions, including the tender of at least a majority of the fully-diluted Shares of the Company, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive $12.50 per Share in cash, without interest (except any Shares as to which the holder has properly exercised dissenter's rights of appraisal). All of the directors and executive officers of the Company have indicated their intention to tender their Shares in the Offer.

     THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED THE OFFER AND ADOPTED THE MERGER AGREEMENT AND RECOMMENDS ACCEPTANCE OF THE OFFER BY THE COMPANY'S SHAREHOLDERS.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Among other things, the Board of Directors considered the opinion of its financial advisor, Advest, Inc., that the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger is fair from a financial point of view to the Company and its shareholders.

     In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase dated October 18, 1999, together with related materials, including a Letter Of Transmittal, to be used for tendering your Shares in the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully before making your decision with respect to tendering your Shares pursuant to the Offer.

     Your Directors thank you for your continued support.

                                          Very truly yours,

                                          /s/ DAVID L. CARGILE
                                          David L. Cargile
                                          Chairman of the Board, President
                                          and Chief Executive Officer